United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD Additional Dividend Payment

Rio de Janeiro, August 27, 2003 – Companhia Vale do Rio Doce (CVRD) informs that its Board of Directors approved today an additional dividend payment to shareholders, as proposed by the Company's Executive Committee on August 13, 2003. The proposal was based on the CVRD Dividend Policy and established the additional amount of US$ 0.65 per common or preferred outstanding share (equivalent to US$ 250 million), to be paid in one installment on October 31, 2003. Also on October 31, the payment for the second installment of the minimum dividend determined on January 30, 2003 will be made.

The additional dividend will be paid according to the following procedures:

1.	Distribution of interest on shareholders’ equity in the amount of R$ 744,649,023.82 (seven hundred forty four million, six hundred forty nine thousand, twenty three reais and eighty two cents), equivalent to BRL 1.94 (one Brazilian real and ninety four cents) per outstanding preferred A share or common share. The value of R$ 1.94 per share is equal to US$ 0.65 per share converted into Brazilian reais by the 2.9896 BRL/USD offer exchange rate of USD (Ptax – option 5 code), as informed by the Central Bank of Brazil on August 26, 2003.

2.	The payment will take place from October 31, 2003, onwards. The distribution of interest on shareholders’ equity is subject to withholding income tax, in accordance with the Law 9,249 of December 26, 1995.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: August 28, 2003